September 27, 2006

Via U.S. Mail and EDGAR

Ms. Jeanne Baker
United States Securities and Exchange Commission
Washington, DC  20549-7010

Re:	Praxair, Inc.
Form 10-K; for the year ended December 31, 2005
Form 10-Q; for the quarterly period ended March 31, 2006
Form 10-Q; for the quarterly period ended June 30, 2006
File No. 001-11037

Dear Ms. Baker:

Thank you for providing us with the opportunity to discuss the staff’s comment with you on September 21, 2006.  We hope it was useful to hear first hand about how we manage our business, especially when assessing the appropriateness of our segment presentation.

In the following response to your letter dated September 12, 2006, we have noted the staff’s original comment in italics to facilitate your review process.  We believe our response includes the relevant information that we discussed and adequately addresses your request for information in order to resolve the matter.  However, if you should have any additional questions or require additional information, please do not hesitate to contact me at (203) 837-2296 or Chuck Jacobson at (203) 837-2158.  Our fax number is (203) 837-2555.

Sincerely,

/s/ Patrick M. Clark
Vice President and Controller

cc:	Ms. Nili N. Shah, Branch Chief — United States Securities and Exchange Commission
Ms. Melissa Rocha — United States Securities and Exchange Commission

Form 10-K:  For the year ended December 31, 2005

Note 4. Segment Information, page 49

Comment:  We have reviewed your response dated August 29, 2006.  We note that you have reconfirmed the fact that NAIG, Mexico, PDI, Healthcare and Electronics business units meet the criteria of operating segments under SFAS 131.  However, based on the information in your CODM reports you provided us on June 30, 2006 and the sales trend and operating profit trend graphs presented in this response, it is not clear to us that these operating segments are economically similar.  Specifically, while we note that you are able to explain the reasons for the apparent discrepancies in the trends depicted in the sales and operating trends for the periods you have presented, the reasons you have noted (i.e. electronic sales trends reflects the impact of production transfers to Asia and healthcare operating profit has been impacted by recent pricing pressures) appear to correlate the primary economic environment under which these businesses operate.  Therefore, please reassess the aggregation of these business units and tell us how you will provide additional disaggregated business unit information that complies with paragraph 17 of SFAS 131.  Otherwise, please provide us with additional information that supports aggregation of these operating segments, including (i) sales, gross profit and gross profit percentages for the last five years for each segment and any related forecasted projections you may have for these operating segments and (ii) explanations for any apparent differences in trends depicted by this information, including an explanation as to why these differences would not be considered an indication of differences in each business unit’s economic characteristics.

Response:

Summary
During our September 21, 2006 discussion with the staff, we had the opportunity to explain our business model and how we manage our business in North America and worldwide.  We also had the opportunity to explain our segment disclosure assessment process and how it complies with the requirements of Statement of Financial Accounting Standards (SFAS) 131.  As agreed to during the call, we are including in this response a summary of the information that we believe was considered to be relevant.

As requested by the staff, our response also includes (i) amounts for sales, gross profit and gross profit percentages for the last 5 years and forecasted projections for 2006, and (ii) a discussion of gross profit percentage and gross profit percentage trends.  Further, our response includes a discussion of any apparent differences in trends and why we do not consider these differences to be an indication of differences in each business unit’s economic characteristics.

Business Model Overview

Our business model is straightforward and is the same throughout the world.  We run our business in North America as a vertically integrated operation that is focused on a regional basis, generally within about a 200 mile radius from our production plants.   Our primary business is to separate air into its components (oxygen, nitrogen and argon, and other specialty gases) and distribute these products to customers which are used for their diverse end-market needs.  We distribute these products by three basic forms of supply depending on our customer’s volume requirements.  Our business is very much analogous to a utility company that centrally produces electricity and distributes it at different pricing structures to varied end-market customers.

Because the selling price of our product is low in comparison to the costs of distribution, our business model is focused on building plants in geographic locations with a high number of customers concentrated within about a 200 mile radius.  Within this 200 mile radius, we centrally produce product and distribute it to all end-market customers (including healthcare and electronics customers) in three ways:  on-site, merchant/bulk and package/cylinder gases.  When we decide to invest in a new plant, the decision is made based on the potential sales related to all of our operations regardless of the customer’s end-market use or form of supply.   Additionally, in our air separation process, all products are produced whether they are sold or not.  If gases are not sold, they are simply vented back into the air and the potential value is lost.  Therefore, our goal is simply to sell all products that are produced from a plant at the highest price and lowest cost - across all businesses regardless of end-market uses.

Please refer to the illustration below which highlights this model.

Additionally, our business is very capital intensive.  Therefore it is important to understand our capital decision process and the importance of selling all products produced at a plant to a maximum number of customers (we refer to our products as co-products).  When making investment decisions, we evaluate new investment opportunities within a region based on potential customer density and needs.  A typical process is as follows:

•                  An investment decision begins when a large volume customer opportunity is identified (referred to as an on-site customer).

•                  Once an opportunity is identified, a cross-business study is undertaken to evaluate the demand and existing capacity in this region.  This evaluation includes all business units because they all use the same product produced from the same plant and the end-market use or method of supply is not relevant.   The goal is to maximize profit for all products produced from this plant based on the economics within the 200 mile radius, to leverage our significant fixed asset base.

•                  Based on the results of this study, given the co-product nature of our production process, we have the opportunity to sell and distribute co-products to other end-market customers within that 200 mile radius.  Co-product sales from the plant are distributed to various customers either by tanker truck (referred to as merchant or bulk supply) or by truck in cylinders (referred to as packaged or cylinder gases).  Again, the investment analysis includes the projected revenue and costs associated with all sources of sales without regard to end-market use or how the product is supplied.

•                  The investment proposal and related customer contract economics for all investments greater than $1 million is evaluated by the Office of the Chairman (our CODM and referred to as OOC) for either approval or rejection of the investment proposal.

As we discussed in our call, NAIG hosts the production plants and the distribution related to on-site and merchant customers, including healthcare and electronics.  For example, the NAIG tanker truck may deliver oxygen to a steel mill and proceed to a hospital for an oxygen delivery on the same route.  PDI hosts the distribution related to the packaged/cylinder gases.  Over 95% of NAIG’s bulk customers also use package gases.  Electronics essentially operates in the capacity of an agent for NAIG and has minimal distribution capabilities and relies on NAIG and PDI for the distribution of bulk and packaged gases.  Thus NAIG and PDI represent the base operations of our North American business and all businesses are very much integrated and have considerable inter-dependencies.  This same structure exists in each of our geographic regions worldwide.

Internal Management Financials

Praxair has a management style that is very hands on and quantitatively-focused, which we believe is a key element of our success.  Assigning management accountability and drawing clear and unambiguous financial boundaries is the key goal.  Our whole culture revolves around the adage, “what gets measured gets done.”  It is only because of this philosophy and the sheer size of our North American operations that our CEO has decided to break our North American operations down into more visible components and to have a clearer line of sight by the OOC. These businesses prepare their financial information based on multiple internal allocation assumptions which are not at arms length and are not appropriate for external use.  The internal financial information is used only as an internal management tool to evaluate performance against agreed upon annual budgets.

North America’s key decisions about strategic resource allocations are made at a North America level by the OOC, not by the business units.  For example, the following decisions are made at the total North America level:

•                  Capital investment opportunities

•                  Key customer contracts

•                  Key supply contracts (i.e., power procurement)

•                  Key personnel decisions

•                  National customer account management

The composition of our international geographic segment operations is identical to North America in that it includes healthcare, electronics, on-site/liquid bulk gases and packaged gases.  Internationally, the operational responsibility of these components resides with the geographic president who in turn reports to the OOC.  It is due to the large size of the North American business, and the hands on approach of our OOC and our accountability culture that the operational heads of the North American components report directly to the OOC.  In our conversation, we also provided a recent example where language was the primary driver of a change in our reporting structure.  Simply as a result of the promotion to the OOC of our Spanish-speaking executive vice president, Ricardo Malfitano, the Mexican operation was carved out of NAIG to report directly into the OOC.

Similar Economic Characteristics

As discussed in our previous letter, both qualitative and quantitative factors need to be evaluated in order to determine economic similarity.

Qualitative Measures

We discussed the following qualitative factors:

•                  Businesses operate the same type of business activity in the same economic environment.  Our North American operations are simply a vertically-integrated business unit.  Our businesses sell centrally-produced industrial gas products to varied end-market customers, generally within a 200 mile radius.

•                  Businesses have significant inter-dependencies and cost allocations.  The same production process produces oxygen, nitrogen, argon and specialty gases and it is not possible to accurately determine the cost of a single product.  Therefore, cost allocations for these products are very judgmental and are not meaningful until aggregated.  For internal management accountability reasons, we can and do significantly change the operating results of an internal business simply by changing our internal cost allocations.  The resulting management-driven financial information is not appropriate for external disclosure.

•                  Key operational decisions related to capital investments, customer and supply contracts, and personnel decisions are made at the North America level, considering all North American segments in the aggregate.

•                  We currently have a single consistent geographic basis of segment presentation which allows investors to understand our performance and our prospects for future cash flows.  We manage our North American segment in the same way that we manage our Europe, South America, and Asian segments.

•                  Businesses have similar growth prospects and pricing decisions.  Although there may be short-term differences, generally we expect all of our North American operations grow at about 1-1/2 to 2 times gross domestic product and the underlying pricing is driven by changes in energy prices, which are often contractual in nature.

Quantitative Measures
At the request of the staff, in Appendix I we have provided the following internal information for the past five years and 2006 forecast:

•                  Sales

•                  Gross profit & gross profit trends*

•                  Gross profit percentage & gross profit percentage trends*

•                  Operating profit & operating profit trends*

* All Internal management amounts except at the North America level.

We believe that it is most appropriate to evaluate economic similarity in the context of how sales and profitability measures trend over the long-term as opposed to singularly focusing on the absolute values of the measures, which are significantly impacted by internal cost allocations unrelated to underlying economic characteristics, in our case.

Sales and operating profit trend charts were discussed in the previous response.  The gross profit percentage trend chart included in Appendix I further illustrates that gross profit percent also trends in a similar manner for all the operating segments.

As requested by the staff, the following table provides internal management gross profit percentages for the North American business units (as included in Appendix I).  We have highlighted the amounts for NAIG and PDI, which combined represent 76% of total North America sales and are the only two North American businesses that are greater than 10% of consolidated Praxair.  As you see below, the gross margin percentages for NAIG and PDI are approximately the same over the last six years including our 2006 forecast, within a narrow range.  [*****]

Although there are differences in the absolute values of gross profit percentages for the remaining business units, we do not believe they are representative of differences in underlying economic characteristics.   There are specific factors resulting primarily from the inter-dependencies explained in the business model discussion, unrelated to the underlying economic environments, which impact the absolute amounts as internally reported.

•                  Cost allocations and product cost transfer pricing — As explained above, the financial results of the North American business units, which we share with internal staff, are prepared solely to evaluate performance based on internal budgets and “stretch goals.”  We set the scope (i.e., which assets, customers and employees) of what will be included in each business budget each year.  In addition, at this time, we fix inter-business charges for product and services (such as distribution, billing, administrative, etc.) which are not arms length.   There are often major changes from year to year in the scope of management control.  These changes are inconsequential as we manage results versus budget.  However, if individual business results were used externally, the year-to-year changes would be misleading and require frequent prior period reclassifications.

•                  Electronics — The primary atmospheric product used by the Electronics end-market is the bulk liquid supply of nitrogen and packaged specialty gases.  As noted above, Electronics has a minimal distribution infrastructure and places significant reliance upon NAIG and PDI for product distribution.  Embedded in the amounts charged by NAIG and PDI to Electronics is a distribution premium designed to recover a portion of distribution infrastructure costs.      Therefore, internal electronics results are significantly impacted by cost transfer prices, and distribution and administrative cost allocation premiums.  For example, bulk product delivered by NAIG’s infrastructure, on behalf of electronics, is established to provide electronics with a fixed gross margin, therefore keeping the residual profit at NAIG.

•                  Healthcare — The healthcare end-market is generally serviced through our bulk and packaged gases operations and is largely focused on oxygen.  Many of our healthcare customers require oxygen in smaller quantities, which command a higher selling price to cover higher SG&A costs.  This results in a higher gross profit margin.  The internal management information in Appendix I reflects a portion of the cost of sales associated with certain Healthcare sales below gross margin, thus improving Healthcare gross profit margin.  Additionally, Healthcare gross profit margins benefit from leveraging the distribution infrastructure provided by NAIG and PDI.

•                  Mexico — Mexico’s operations are weighted more heavily towards the higher margin bulk and packaged gases supply, including specialty gases.  Mexico results benefit from production and distribution technology which has been provided by NAIG for which inter-company royalties are charged. These royalties are eliminated for purposes of internal management reporting, and; therefore, are not reflected in the gross profit margin. In addition, cross-border product supply activity exists with NAIG, allowing Mexico to leverage NAIG’s asset infrastructure through favorable transfer pricing and cost allocations.

We do not believe any of these factors are indicative of economic dissimilarities but are primarily the result of internal management decisions made to drive accountability throughout the businesses and customer/product mix.  Inter-business cost allocations are made each budget cycle and it is irrelevant how these internal management decisions impact the margins of our individual businesses.  Our goal is to set internal stretch goals within the businesses to ensure that we maximize the results for North America in total.

Transparency

In closing, we would like to emphasize that we take great pride in our transparency in communications with all stakeholders, especially as it relates to financial reporting.  In fact, a recent study reported that Praxair had the highest overall investor relations (IR) quality rating of all companies in the materials sector to which a key factor in this rating is transparency in financial reporting.  In appendix II, we have provided an excerpt of the study.

Appendix I: [*****]

Appendix II: [*****]

[*****]  The Company has submitted this portion of the response letter separately because it requests that such portion be considered confidential by the Staff pursuant to the SEC’s Rules of Practice, 17 C.F.R. Section 200.80 (b)(4).